July 10, 2017

Anthony Watson
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	South Jersey Industries, Inc.
South Jersey Gas Company
Form 10-K for Fiscal Year Ended Dec. 31, 2016
Filed February 27, 2017
File Nos. 1-6364 and 0-22211

Dear Tony:

This correspondence confirms your consent to an extension of the deadline to provide the information requested in your letter of June 27, 2017. Thank you for consenting to the request. We will provide the information by July 26, 2017.

Very truly yours,

/s/ Stephen H. Clark

Stephen H. Clark
Executive Vice President & Chief Financial Officer

1 South Jersey Plaza, Folsom, New Jersey 08037 • www.sjindustries.com
Tel. 609-561-9000 • Fax 609-561-8225 • TDD ONLY 1-800-547-9085